SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934.

(Amendment No.             )*

CASEY’S GENERAL STORES, INC.

(Name of Subject Company (Issuer))

ACT ACQUISITION SUB, INC.

(Offeror)

an indirect wholly owned subsidiary of

ALIMENTATION COUCHE-TARD INC.

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, No Par Value

(Title of Class of Securities)

147528103

(CUSIP Number of Class of Securities)

Alain Bouchard

President and Chief Executive Officer

Alimentation Couche-Tard Inc.

4204 Industriel Blvd.

Laval, Québec, Canada H7L 0E3

Telephone: (450) 667-6632

(Name, address and telephone number of person

authorized to receive notices and communications on behalf of filing persons)

Copies to:

Morton A. Pierce, Esq.

Chang-Do Gong, Esq.

Dewey & LeBoeuf LLP

1301 Avenue of the Americas

New York, New York 10019

Telephone: (212) 259-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$1,867,903,632	$133,182

*	For purposes of calculating the amount of the filing fee only. Based on the offer to purchase up to 51,886,212 shares of common stock, no par value (the “Shares”), of Casey’s General Stores, Inc. (“Casey’s”), including the associated preferred stock purchase rights, at a purchase price of $36.00 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes. Such number of Shares consists of (i) 50,915,962 Shares issued and outstanding as of March 5, 2010, as reported in Casey’s Quarterly Report on Form 10-Q for the period ended January 31, 2010 (the “Casey’s Form 10-Q”) and (ii) 970,250 Shares that may be issued before the expiration of the offer pursuant to the exercise of stock options based on the total number of stock options outstanding as of January 31, 2010 as reported in the Casey’s Form 10-Q.

**	Calculated in accordance with Rule 0-11 promulgated under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for Fiscal Year 2010, by multiplying the transaction value by 0.00007130.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO

This Tender Offer Statement on Schedule TO (“Schedule TO”) relates to the offer by ACT Acquisition Sub, Inc., an Iowa corporation (“Purchaser”) and an indirect wholly owned subsidiary of Alimentation Couche-Tard Inc., a corporation incorporated under the laws of the province of Québec, Canada (“Couche-Tard”), to purchase (1) all issued and outstanding shares of common stock, no par value (the “Shares”), of Casey’s General Stores, Inc., an Iowa corporation (“Casey’s”), and (2) the associated rights to purchase shares of Series A Serial Preferred Stock, no par value, of Casey’s (the “Rights”) issued pursuant to the Rights Agreement, dated as of April 16, 2010 (the “Rights Agreement”), between Casey’s and Computershare Trust Company, N.A., as Rights Agent, at a price of $36.00 per Share (including the associated Rights), net to the seller in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 2, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively (which, together with the Offer to Purchase and any amendments or supplements thereto, constitute the “Offer”). Unless the context otherwise requires, all references herein to the “Shares” shall be deemed to include the associated Rights, and all references herein to the “Rights” shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement. This Schedule TO is being filed on behalf of Couche-Tard and Purchaser.

ITEMS 1	THROUGH 11.

The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answer to Items 1 through 11 of this Schedule TO.

ITEM 12.	EXHIBITS.

(a)(1)(A)	Offer to Purchase, dated June 2, 2010.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)	Summary Advertisement published on June 2, 2010.
(a)(5)(A)	Press Release issued by Alimentation Couche-Tard Inc. on June 2, 2010 announcing the commencement of the Offer.
(a)(5)(B)	Press Release issued by Alimentation Couche-Tard Inc. on April 9, 2010 (previously filed in a Schedule TO-C on April 9, 2010).
(a)(5)(C)	Investor Presentation, dated June 2010.
(b)	Not applicable.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

SIGNATURE

After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of June 2, 2010 that the information set forth in this statement is true, complete and correct.

ACT ACQUISITION SUB, INC.

By:	/S/ ALAIN BOUCHARD
Name:	Alain Bouchard
Title:	President

ALIMENTATION COUCHE-TARD INC.

By:	/S/ ALAIN BOUCHARD
Name:	Alain Bouchard
Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated June 2, 2010.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)	Summary Advertisement published on June 2, 2010.

(a)(5)(A)	Press Release issued by Alimentation Couche-Tard Inc. on June 2, 2010 announcing the commencement of the Offer.

(a)(5)(B)	Press Release issued by Alimentation Couche-Tard Inc. on April 9, 2010 (previously filed in a Schedule TO-C on April 9, 2010).

(a)(5)(C)	Investor Presentation, dated June 2010.

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

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